SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2020
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer's ID (CNPJ) No. 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration No. 1431-1

US SEC Registration (CUSIP) No. 20441B308 - Common

US SEC Registration (CUSIP) No. 20441B407 - Preferred Class B

LATIBEX Registration No. 29922 - Preferred Class B

NOTICE TO DEBENTURE HOLDERS

General Meeting of Debenture Holders of the 4th (fourth) issuance of simple debentures by Copel Distribuição S.A.

Companhia Paranaense de Energia - COPEL, a company that generates, transmits, distributes and sells power, with shares listed on B3 (CPLE3, CPLE5, CPLE6), the NYSE (ELPVY, ELP) and the LATIBEX (XCOP), hereby announces to its debenture holders and the market in general that the call notice for the general meeting of debenture holders of the 4th (fourth) issuance of simple debentures of Copel Distribuição SA, not convertible into shares, of unsecured type, was published, with additional surety, in a single series, to be held on September 4, 2020, at 10:00 am, to deliberate on the following agenda:

(i)	the prior consent for the sale of the share control of Copel ‘Telecomunicações S.A. by the Guarantor (“Operation”), as provided for in clause 7.1,“(i)”and “(j)”of the Deed of Issue;
(ii)	in case of approval of item (i) above, approve the waiver of the right to declare the early maturity of the obligations assumed by the Company and the Guarantor within the scope of the Deed of Issue, as a result of the implementation of the Transaction or even, due to of possible default or early maturity of other debts of the Company, the Guarantor and/or its subsidiaries in connection with the implementation of the Transaction, according to clause 7.1, item “(f)” and “(g)” of the Deed of Issue; and
(iii)	the authorization for the Company and the Fiduciary Agent to jointly perform any and all acts and sign any and all documents necessary for the purpose of formalizing the resolution described in items (i) and (ii) above, if approved.

The general meeting of debenture holders will take place exclusively through digital means, according to the requirements established in the call notice and in the remote voting instruction. The documents and other information pertinent to the meeting are available on the website: ri.copel.com.

Curitiba, August 26, 2020.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date August 27, 2020

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.